Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

MANAGEMENT DISCUSSION SECTION

Operator:  Good day, and welcome to the Level 3 Communications Incorporated Second Quarter 2011 Earnings Conference Call. Today’s call is being recorded. At this time, I’d like to turn the conference over to Valerie Finberg, Vice President of Investor Relations. Please go ahead.

Valerie Finberg, Vice President, Investor Relations

Thank you, Jessica. Good morning, everyone, and thank you for joining us for the Level 3 Communications’ second quarter 2011 earnings call. With us on the call today are Jim Crowe, Chief Executive Officer; Jeff Storey, President and Chief Operating Officer; and Sunit Patel, Executive Vice President and Chief Financial Officer.

Before we get started, as a reminder, our press release, supplementary information and the presentation slides that accompany this call are all available on the Level 3 website, at www.level3.com, in the “Investor Relations” section on the “Quarterly Financials” page.

I need to cover our Safe Harbor statement, which can be found on page two of our Q2 ‘11 earnings presentation, and that says that information on this call and in the presentation contain financial estimates and other forward-looking statements that are subject to risks and uncertainties.

Actual results may vary significantly from those statements. A discussion of factors that may affect future results is contained in Level 3’s filings with the Securities and Exchange Commission.

As today’s presentation will discuss a business combination transaction, the following information is required by the SEC’s rules and regulations in the context of the business combination transaction. This presentation shall not constitute on offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval.

In connection with seeking approvals for the transaction from their respective stockholders, Level 3 and Global Crossing will file Registration Statements on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.

Investors and security holders are urged to read the Registration Statements and the final joint proxy statement/prospectus and any other relevant documents filed with the SEC. Investors and securities holders will be able to obtain a copy of the Registration Statement and joint proxy statement/prospectus as well as other filings containing information about Level 3 and Global Crossing, free of charge, at the SEC’s website, at www.sec.gov, or from Level 3 or Global Crossing’s corporate websites.

Level 3, Global Crossing, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction.

Information about Level 3’s directors and executive officers is contained in the proxy statement for its 2011 annual meeting, and information about Global Crossing’s directors and executive officers is contained in the proxy statement for its annual meeting. Additional information regarding participants in the proxy solicitation may be obtained by reading the final joint proxy statement/prospectus.

Finally, please note that on today’s call, we will be referring to certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the most comparable GAAP financial measures are available in the press release, which is posted on our website.

I will now turn the call over to Jim. Jim?

James Q. Crowe, Chief Executive Officer

Thanks, Valerie. As is our normal practice, we’ll start with financial summary from our Chief Financial Officer, Sunit Patel. He’ll also provide some thoughts about the balance of the year. Jeff Storey will then pick up the conversation. He will discuss operational matters, including segment results, and provide an update on Global Crossing integration planning and status. I’ll provide some contextual remarks, and then we’ll open it up to questions.

Sunit?

Sunit S. Patel, Chief Financial Officer and Executive Vice President

Thank you, Jim, and good morning, everyone. I’d like to begin with some of our highlights for the quarter, which can be found on slide three of our presentation. We saw further improvement this quarter in Core Network Services revenue growth, with 2% sequential revenue growth.

Communications adjusted EBITDA increased to 234 million, excluding 8 million in costs associated with the Global Crossing transaction, up from 225 million last quarter. Additionally, we generated positive free cash flow during the quarter.

Finally, we have raised 1.2 billion in unsecured notes for the Global Crossing acquisition. And this morning, we launched a 650-million senior secured term note transaction to complete the financings necessary for the Global Crossing transaction.

Revenue — turning to the detailed results for the second quarter on slide four. CNS revenues grew 2% sequentially as reported and 1.7% on a constant currency basis. Notably, our sales and installs were also up sequentially from the prior quarter.

Moving to our customer channels, Core Network Services revenue from wholesale was up 2% sequentially. We saw particularly strong revenue performance from our wireless and content customers during the quarter. Large Enterprise and Federal posted 3% sequential growth. Mid-market Core Network Services revenue increased by 2% sequentially.

European Core Network Services revenue declined by 1% sequentially on a constant currency basis and increased 1% as reported. Year-over-year Core Network Services revenue growth for Europe was 6% on a constant currency basis and 16% on an as-reported basis.

From a services perspective, our CDN revenue grew 13% sequentially. Year-over-year, CDN revenue increased 115%, and it now represents over 2% of our CNS revenue. Also, voice services revenue declined to 151 million this quarter from 164 million in the second quarter.

Wholesale voice services revenues were down this quarter due to declines in usage. We expect continued volatility in wholesale voice services, since we manage these services for margin contribution versus revenue growth.

At the bottom of slide four, for the second quarter of 2011, our total CNS revenue churn was approximately 1.5% compared to 1.3% in the first quarter of 2011. The sequential increase was primarily from one wireless customer disconnect during the quarter. And even with this disconnect, revenue from our wireless segment grew 4% quarter-over-quarter.

From our mid-markets group – for our mid-markets group, CNS revenue churn for the second quarter was 2% compared to 1.6% in the prior quarter. Even though the churn picked up a bit in the second quarter, we still expect overall and mid-market churn in 2011 to be lower than 2010.

Turning to slide five. Gross margin as a percent of revenue improved to 62% compared to 60.9% in the first quarter of 2011. The growth in high margin CNS revenue and the decline in lower margin wholesale voice services revenue contributed to the improvement in overall gross margin percentage.

The gross margin contribution from growth in high margin CNS revenue more than offset the decline in lower margin wholesale voice services revenue. Gross margin dollars increased from 557 million in the first quarter to 566 million in the second quarter.

SG&A. Communications SG&A expense, excluding costs associated with the Global Crossing transaction, were flat compared to the prior quarter. We continued to add sales people and manage expenses tightly. We incurred approximately 8 million in expenses associated with the Global Crossing transaction, primarily for up front legal and professional service fees incurred as part of signing the transaction. We will continue to provide updates on transaction and integration costs as they are incurred.

Turning to slide six, communications adjusted EBITDA was 226 million for the second quarter of 2011, or 234 million excluding the 8 million of expenses associated with the Global Crossing transaction. Communications adjusted EBITDA was 225 million for the first quarter of 2011, and 209 million for the second quarter of 2010. Excluding expenses associated with the Global Crossing transaction, communications adjusted EBITDA increased 4% sequentially, and 12% year-over-year, and remains on pace for double-digit year over year growth.

Communications adjusted EBITDA margin increased to 24.8% in the second quarter of 2011, or 25.6% excluding Global Crossing related expense up from 24.6% in the first quarter of 2011. At the bottom of slide six, capital expenditures increased to 125 million in the second quarter of 2011, compared to 115 million in the first quarter of 2011, as we continue to invest CapEx for revenue growth opportunities.

Turning to slide seven, give strong execution around working capital, free cash flow was a positive 6 million for the second quarter of 2011, compared to a negative 115 million for the first quarter of 2011, and negative 19 million for the second quarter of 2010. As of June 30th, 2011, we had 584 million unrestricted cash on the balance sheet.

On slide eight, in two separate transactions, we’ve raised 1.2 billion on unsecured senior notes to fund the Global Crossing transaction. In July certain holders converted approximately 128 million of our 15% convertible senior notes due 2013 into equity. Approximately, 272 million of the original 400 million of these notes remain outstanding. We expect to recognize 29 million of other expenses in the third quarter associated with this transaction.

The Global Crossing related financings will result in an estimated incremental GAAP interest expense of 26 million in the third quarter, and resulted in incremental GAAP interest expense of 6 million in the second quarter. With the progress we made on liability management over the past few years, we are very comfortable with our debt maturities and believe we’ll continue to improve our credit profile. We remain focused on reducing our leverage ratio or debt to adjusted EBITDA to our target of 3 to 5 times.

Turning to our business outlook for the rest of 2011 on slide nine, we continue to expect CNS revenue growth for the rest of 2011, and low double-digit consolidated EBITDA growths in 2011 versus 2010. Capital expenditures, I expect it to be approximately 12% of communications revenue for the full year

2011. Free cash flow is expected to be roughly breakeven for the last three quarters of 2011, in aggregate.

This outlook excludes any effect from the pending Global Crossing acquisition. We feel very good about the progress we made this year towards our financial objectives and look forward to a good second half of 2011.

With that, I’ll turn the call over to Jeff.

Jeff K. Storey, President and Chief Operating Officer

Thank you, Sunit. Good morning, everyone. I would like to start out with a summary of the quarter. We saw a nice growth in Core Network Services revenue, sequential growth in Core Network Services sales and we continue to make progress as we prepare for the global Crossing acquisition.

Turning to the results by market group, wholesale revenues were up 2% quarter-over-quarter. We saw continued growth from our wireless customers even with the disconnect Sunit mentioned which was a planned disconnect resulting from a network upgrade we completed with the customer last year. We also saw growth from our content customers both from existing customers and new logos.

Revenue for large enterprise and federal were up 3% quarter over quarter and Core Network Services sales increased nicely during the quarter. In fact the federal group recorded its best sales month ever in June. We are pleased with the progress we make with the federal government and the various research and education networks we support.

Within our mid market group revenues grew 2% compared to the prior quarter. Through our local sales force we continue to look for opportunities to more effectively utilize and grow our deep metro networks. Our mid market operating models utilizing a direct and local sales force, combined with our extensive metro and long hall networks and are our best product portfolio, make us an excellent choice for enterprise customers.

As a recent example, Denbury Resources Inc. the largest oil and natural gas provider in both Mississippi and Montana selected Level 3 as their primarily provider of IP, VP and service connecting their 60 plus company field offices.

Level 3 also provides SIP Trunking, local voice, private lines and high speed IP, in some of their locations. Denbury Resources chose Level 3 based on our ability to deliver service in their often remote field offices and because of the local sales support they received, both helping them remain on the heading edge of technology within their industry. The results with our large enterprise and mid market customer groups validate our efforts and our approach in serving these important customer segments.

For our European group on a constant currency basis revenue declined by 1% quarter-over-quarter but was up 6% year-over-year. In addition to our core carrier business, we continue to see growth opportunities in the broadcasting, finance and gaming sectors, somewhat offset by price impression and high speed ID. We saw strong growth in CNS sales for Europe in the second quarter compared to the first. We also continued to expand our network adding more locations on net to take advantage of growth opportunities. This quarter we added transport pops in Dresden and Leipzig and new IP pops in Slovakia and Croatia.

From a product perspective we saw revenue growth across our four broad product families, infrastructure, transport, data services and local and enterprise voice. Data services continues to show strong growth not only from CBN revenue but from business grade IT services, Ethernet based services and managed services.

Turning to pricing, we see little change across our product portfolio from last quarter. As we’ve mentioned previously we see relatively stable pricing for transport and infrastructure services particularly for metro services, with more aggressive pricing from point to point wave length and usage based services such as high speed IT and CBN.

We continue to make the customer experience a priority. We were recognized last month with five awards from Atlantic ACM and their North American business services study, which recognized Level 3’s leadership in delivering voice and data services to enterprise customers.

We won best-in-class awards in the ILEC/IXC category for best brand, network performance, voice quality, voice value and data value. We have a number of initiatives currently underway to continue to improve the experience we provide our customers and further separate us from the competition.

I’d like to give you a brief update on the Global Crossing acquisition. When we announced the Global Crossing transaction in April, we stated that we expected to obtain regulatory approvals and close the acquisition before the end of the year. Although we have a number of regulatory approvals left to obtain, we still have that same expectation.

More specifically, I’m pleased to tell you that as of today, we received regulatory approvals from 21 of the 23 state public utility commissions that must approve the transaction and related financing. We’ve also received approvals in some but not all of the foreign jurisdictions, where approval is required.

At the U.S. Federal level, we are working with the Department of Justice to respond to its request for additional information in the Hart-Scott-Rodino proceeding, as we announced two weeks ago. This week brings a close to the comment cycle with the SEC for the approvals required in that jurisdiction.

We’ll be working with the commission staff to prepare appropriate approval orders. In short, our regulatory approval process is proceeding well with some matters being closed out more quickly than we predicted and others taking a bit longer. We’ll make further announcements on this as warranted.

Our integration planning efforts are progressing well and we remain committed to minimizing any disruption to our customer during the planning process or the implementation after the acquisition closes. It is imperative that our customers continue to have a positive, consistent experience with us throughout this transition, while also taking advantage of what will be our combined global assets and service portfolio.

For example, our operations teams are evaluating the processes that need to be put in place on the day of closing to enable ordering and provisioning, and to make that process as seamless as possible for the customer. Post closing, we’ll maintain our focus on the customer and move towards the long-term processes outlined by the teams.

We’ve already begun developing our 2012 operating plans which will align with the combined company’s long-term global strategy. In summary, we are pleased with the progress we’ve made in growing Core Network Services revenue and sales.

We remain focused on the opportunities in front of us, from continually improving the customer experience to executing on sales opportunities in order to achieve continued revenue growth. Additionally, through our ongoing planning efforts, we’re focused on making the Global Crossing acquisition a success.

With that, I’ll turn the call back over to Jim.

James Q. Crowe, Chief Executive Officer

Thanks Jeff. As usual, Sunit and Jeff have done a good job summarizing the quarter and the outlook for the balance of the year. For my part, I’d like to emphasize three points.

First, our improving revenue growth rate, together with the very high operating margins we enjoy puts us squarely on track for the double-digit adjusted EBITDA growth we projected at the beginning of the year.

We believe this kind of performance is industry-leading for larger wireline communications companies. And importantly, given the overall low market share we have in our various addressable markets, we think we can continue to accelerate this growth rate over time.

Next, as Jeff said, we’re making good progress in the Global Crossing integration planning. And I’d like to add, we continue to see opportunities to improve the economics of what we think is already a great transaction. As Jeff said, we still expect to close by the end of the year.

Finally, on a related point, I would like to congratulate John Legere, the CEO of Global Crossing and his entire team for a very solid quarter with impressive growth, particularly in the Latin America. Global Crossing and Level 3’s performance jointly provides evidence of the power of the combined companies’ very broad and deep portfolio of optical IP services, their broad geographic diversity, including fast growing, emerging markets, and particularly our joint dedication to customer service. All three together create the opportunity to provide superior value for our investors.

Operator:  That ends our prepared remarks. If you would please discuss the Q&A process.

QUESTION AND ANSWER SECTION

Operator:  [Operator instructions] Our first question comes from Ana Goshko with Bank of America, Merrill Lynch.

<Q — Ana Goshko>: Hi. Thanks very much for taking the question. On the revenue outlook, for the rest of the year, so you guided to sequential growth. But I noticed that you know, the language is a little bit different than it was in the prior release. And you don’t talk about, sort of, an increased pace of sequential growth. So wondering, you know what kind of trends you expect to see for the next two quarters. And generally, other than when we are in a pretty serious economic decline on a macro basis the fourth quarter does tend to be the strongest quarter of the year. Wondering if that is a seasonal impact you expect to see this year?

<A>: Yeah, let me take that, Ana. I think on the revenues front, you know last year we established a firm 1% type growth base. I think if you looked at the average for the first half of the year, 1.3 and 1.7, it puts us in a 1.5% pace. I think that as we have indicated in the past we are shooting for 2% sequential growth and I think that’s the momentum you see in the second quarter, should continue in the second half of the year.

We feel pretty good about the business as Jeff and I indicated. You know our sales were up in the second quarter. Sales funnels up also. So we feel good about the second half of the year. And you know our objective is to keep increasing the pace of and you know, keep working towards our 2% objective.

The question on the fourth quarter yeah, we do see, we have historically seen seasonal strength in the fourth quarter. Some of that’s driven by our Vivix [ph] business given all the football season in the fourth quarter. So this year should be no different, given recent news. So I think that will also be there.

<Q — Ana Goshko>: Okay. And then second question just on the revenue churn being up. Just wanted to ask Jeff to clarify. So it sounds like that wasn’t really like a lost customer. It was really sort of, an upgrade of service. So there really wasn’t a net revenue loss. It was just part of the methodology of how you calculate churn, is that accurate?

<A>: Well, with respect to the one wireless customer, sent in, I mentioned, they went through a major upgrade of their network last year. And as a result, some of those services that they were using the prior network were turned down and that’s the churn that we were talking about. But you are right it was replaced with other revenue from last year.

<Q — Ana Goshko>: Okay. So the net revenue from that customer has not declined. As a result of this upgrade?

<A>: No.

<A>: Take a look at slide four, since it’s in deck, there is a footnote that goes to your point, Donna, that is the way we measure churn includes disconnects associated with upgrades of service. So that may be different from how certain other companies report their churn.

<Q — Ana Goshko>: Great. Thank you very much.

Operator:  We’ll take a question now from Simon Flannery with Morgan Stanley.

<Q — Simon Flannery>: Thank you very much. Good morning. Jeff, I wonder if you could just dive a little deeper into the demand drivers sort of break out what’s really coming from increased volumes versus any change in the competitive environment or pricing intensity?

I think you did talk a little about some pricing pressure in CDN, and high speed IP. But overall are you seeing pricing fairly consistent with prior trends, any big changes there? And on Europe, the weakness there, is that something that’s really one quarter, and we’ll start to see returning to sequential growth later in the year or are we seeing some of the macro pressures that we’re reading that starting to impact demand? Thanks.

<A — Jeff Storey>: The second question first with Europe, I do believe it’s a one quarter thing, and that we had good sales in the second quarter, had a strong sales funnel, haven an excellent team and an excellent — network excellent products. And so I do think that’s just a one quarter issue.

As far as demand drivers on the wholesale side, demand drivers are data usage, and the same things that we’ve talked about over the past few years, of the increasing amount of bandwidth required by our wholesale providers continues to grow. And as they serve the needs of their customers, so that will continue on the enterprise side. We are taking share. We have great products and a great footprint, and are beginning to execute on our sales plan and our customer experience plan. As result we are winning more and more business.

<A>: I would add, in Jeff’s remarks, he underlined that we have seen very little difference in the pricing environment when he said that everything but CDN, and IP continued as in the past. We mean as we’ve said before, plus or minus 10%, CDN and IP have higher declines. They have for quite some time, but they are offset by much higher unit increases. So all in all, I think, we find the pricing environment fine. Obviously, we like many others, would like to raise prices. But we are happy with the pricing environment.

<Q — Simon Flannery>: All right. Thank you.

<A — Jeff Storey>: Just underlying, Simon, I think the European business continues to be pretty healthy. So there is one quarter phenomena, we expect them to keep growing quite nicely and everything Jeff points — mentioned points to continued sustained growth.

<Q — Simon Flannery>: That’s great. Thanks.

Operator:  We’ll hear now from David Dixon with FBR Capital Markets.

<Q — David Dixon>: Thanks and good morning, thanks for taking the question. I wondered if you could first of all help me with the extent to which there has been any product mix shifts within the data segment across the board there?

<A — James Crowe>: Yeah. It’s Jim. We continue to see CDN grow relative to other data products. IP, VPNs and Ethernet base services are substituting for other types of protocols. I think that would be consistent with many other companies. In general, we have said and repeat, video is in its various forms. The visual internet, if you would is an enormous driver. It’s clear that’s true in land line networks, and we are beginning to see more and more demand from the wireless side. Still small in absolute terms but growing very rapidly and announcements like our recent HBO GO, win, where HBO announced their intent to put most if not all of their library online and it’s formatted, in part, for consumption on mobile devices. Those kinds of trends we don’t see changing. So video expressed in all of its forms on all of the platforms that we all have on our hip, and on our laptops and on our TVs is a huge driver enterprise at IP, VPNs.

<Q — David Dixon>: And Jim what about the solutions between the MPLS and VPN IP sell VPN, are you seeing any shifts there I’m wondering if you could comment on the relative probability of both of those solutions?

<A — James Crowe>: I’ll let Sunit talk about the profitability. With respect to the trends, I think we see Ethernet as a major player in the future both as a transport product and as an access product. The reason is math. The economics, I should say the industry, the last I looked, this metric isn’t fresh, but it’s directionally correct. There were millions of the Ethernet chipsets sold. Obviously in most every device, versus a few hundred thousand sonic chipsets sold in other competing technology. So, like much of our business, consumers and their demands, and the underlying technologies are driving changes in enterprise, that’s a shift from 20 years ago. So we think Ethernet is a big deal and Ethernet VPNs are increasingly important. Sunit, do you want to talk about relative pricing or margin versus across the products?

<A — Sunit Patel>: Yeah I think margins generally for CNS products are pretty high as we have said historically, and we are seeing today better than incremental 80% margins on new revenue gross margins and about $0.20 to the SG&A line. But the point that Jim mentioned on Ethernet is important. It’s been a big, big driver for CapEx, remaining very cost effective because the cost on a CapEx per bit for Ethernet based technology is substantially, below. For example what we had seen in big fat drivers, and that is continuing to drive you know, a lot of, stimulates a lot of demand growth like video, for example.

<A — James Crowe>: Yeah, I would add one last comment. About every couple quarters, we point out, we view margin as the output of our selection of services, our selection of the geography into which we sell those services, and the customers to whom we sell. That is, we don’t view margin as something like the weather that just happens. We work hard at selling the right services in the right locations, largely on our own networks, to the right set of customers. And that’s the reason we have 80% incremental gross margins and 60, 65% incremental EBITDA margins. That’s a managed number. So it shouldn’t surprise anyone that when we add new services, that’s the output. That’s what we manage to.

<Q — David Dixon>: And then maybe, just lastly, if I could. In terms of your tiering arrangements, I’m curious to know if you could provide any details of the contractual terms, if any there, and whether the traffic ratio trends are expected to change post the Global Crossing’s merger?

<A — James Crowe>: Boy, you’ve asked a question that could consume a good portion of the amount of time we have left. I’ll summarize it this way. The economics and contractual arrangements associated with interconnection among IP networks is in flux.

The old arrangements were struck at a time, when IP and IP networks were dominated by quasi-governmental entities. And we didn’t have the kind of growth rates, nor the importance, that current IP optical networks have.

There is a lengthy discussion of these issues in the various filings made in the — what’s now referred to as the “Comcast-Level 3 dispute.” There will be more. We’d simply say equity and fairness ought to be the goal. If there is a market on both sides of the interconnection, let the market set it. You want to give it away for free and support your business by putting ads on the side of your trucks, fine.

If there is no market — that is, if one side or the other has a dominant position, then the last person that gets to decide what the terms of the interconnection are is the individual with a dominant or monopoly position. In that case, there is a role for government.

We, as a generality, prefer market-based solutions, bend over backwards to look for market-based solutions. But let’s face it, in parts of our industry, certain parts — certain of the players have dominant positions as a result of previous government-granted exclusive franchises.

If you want more on the topic, I’d suggest getting in touch with our IR group, who can point to you probably more information than you may wish to read. Next question?

Operator:  We’ll move now to Frank Louthan with Raymond James.

<Q — Frank Louthan>: Thank you. To what extent is the CDN business driving additional network sales? Can you give us an idea of what’s sort of the total impact of getting larger in that space?

And then have you — I apologize, if you’ve covered this earlier — but have you seen much of a competitive response going into the merger? I know you’d said you do expect to lose some customers that maybe were using Level 3 or Global Crossing as a primary or a redundant route that may go to another carrier. Have you seen much of an impact from that at this point? Thanks.

<A — James Crowe>: I’m going to let Jeff handle that second question. With regard to the first, CDN has a couple of benefits. Obviously, if you believe — as we do very strongly, and we have lots and lots of company and lots and lots of data to support our belief — that the future is all about a visual Internet, then CDN changes from a unique, separate, distinct technology to part of your ability to provide network serves.

We’ve said before we will repeat if you are not in the CDN business, you are going to have a hard time being in the communications business in the future and we are taking share, because we think the combination of a network and the CDN technology, that is having both the bandwidth and the CDN technology puts you in a strong competitive position. That has led to pretty rapid growth in CDN sales as Sunit mentioned.

Less easy to point to, but nonetheless real, is the value of CDN, as an introductory service to a broad and increasing number of customers. Large enterprise is a good example. We had a strong quarter in large enterprise and at least part of it, because we uniquely I think are able to serve a broad range of services, including CDN, that becomes increasingly important to folks across enterprise.

More and more, all you have to do is log on to about any large enterprise’s website and look at the video content in their web pages. Look at the importance of a rapid web page load. I looked at a statistic where about, beginning in this decade, an 11% — an 11-second page load was acceptable. Today if you are not under two, you lose customers. That’s CDN. Being able to offer that kind of service, along with transport services, voice services, Ethernet and EPN is a powerful combination and we are seeing real benefits across the whole company. Jeff, you want to take that second?

<A — Jeff Storey>: Sure, with respect to the — have we seen any loss of customers as a result of the announcement of the transaction, customers specific stuff is one of the things we do not discuss with Global Crossing until after the close. So I’m going to answer the question but I’m only answering for Level 3 side. I’ve spent a lot of time with our customers and talked to a lot of them and across the Board we have seen support. Our customers think this is a good transaction, giving us the scope and scale and breadth of services that they desire from their providers and so across the Board, we see support.

We do expect that there will be some cases where a customer may need diversity, but there are relatively few places where we believe Level 3 and Global Crossing are the only providers for those customers. And so we don’t — while we think there could be some of that, we think the upside is far greater. That — what we bring to our customers from the ability to deliver from a local metro network in the U.S. to deep within Latin America, creates far greater opportunities than the downside.

<Q — Frank Louthan>: Okay. Thank you.

Operator:  We’ll move now to Cowan & Company’s, Colby Synesael.

<Q — Colby Synesael>: Great. I just have two quick questions. First off as it relates to the acquisition costs that we saw this quarter the $8 million that you called out, do we expect any more of those either in the third or fourth quarter? And I was wondering if you could help quantify those?

And then, my second question, we did see the communications cost of goods sold decrease, I think about $10 million on a sequential basis this quarter. Curious if you could just talk about what’s driving that and how much more opportunity there is to actually see cost of goods sold come down versus just you know, simply remaining flat? Thanks.

<A — James Crowe>: I’ll take the second. Sunit, you want to take the first?

<A — Sunit Patel>: The acquisition costs, first of all, in the second quarter, you know, more than half or the majority of the costs related to legal fees and advisory type fees that led to the announcement of the transaction. We do have some amount of ongoing fees, what I’ll describe as you know, professional fees for integration planning.

Some of those will continue in the third quarter, and I would say that you know, they are small, but, and we’ll talk about them. But they will continue in the third quarter. The biggest chunk of expense is what I talk about in my remarks, which is the interest cost, GAAP interest expense associated with the borrowings, but obviously post transaction some of that will be offset by debt pay downs, also.

<A>: With respect to cost to goods sold, or using industry parlance, gross margin network, revenue minus network expense, and in our case to work make sure we are clear, that’s a pure network expense. That is the cost of third party connections to customers, we don’t connect directly to with our own network, or to locations. We don’t connect directly to with our own network.

The answer to your question is yes. We can continue to improve our gross margin percentages. Absolute dollar declines are another matter as we grow revenue as Sunit mentioned to you, we expect a 20% of give or take gross margin. We manage 20%. So if you want to oversimplify, you would say for every four connections we provide on our own network, we expect to provide one equivalent connection, one out of five, that is on someone else’s network.

Why not one out of ten? Or one out of three? The answer is, that’s our best judgment about the way we maximize cash flow. If we said we only want to sell on our own network, we would limit our ability to sell, and it would be too narrow. We said to our sales folks, sell anywhere you want, anytime you want. With any services you want, we might up our growth rate, but we wouldn’t be happy with the cash flow impacts.

<Q — Colby Synesael>: And in to your point though, I mean, it’s unique that in our recurring revenue base model your actual costs on an absolute basis come down. And that is absolutely what we saw this quarter. I understand the contribution margin associates to business, I’m just trying to get at what actually led to the absolute decrease and if there is more opportunity to actually see that happen?

<A>: Yeah. I mean I think the biggest thing, keep in mind, is that the incremental margin on whole sale voice is like 30%. So obviously wholesale voice revenue goes down for every dollar that revenue goes down for more than a 70% decrease in cost and sales. So that’s a big driver. And the other one as I said is we are adding new revenues at more than 80% gross margin, so it’s a combination of those two and as Jim mentioned we continue to manage expenses tightly everywhere not just in SG&A even in network expense, so based on our model grooming for the biggest driver is the fact that what is coming down the $0.70 of expense coming down for every dollar of reduction of wholesale voice revenues. Is a big, big driver of that reduction.

<Q — Colby Synesael>: Which is why we encourage investors to separate those two revenues when you assess our company. One is CNS, which is what percentage of our gross margin dollars?

<A>: More than 90.

<A>: You separate that and then take a look at that, and then wholesale voice separately. Next question?

Operator:  We’ll hear now from Chris Larsen with Piper Jaffray.

<Q — Christopher Larsen>: And thank you for taking the question. First, Sunit, could you just give us the terms of the $650 million term facility you have been taking down your interest expenses quite well I just wondered what the terms were there? Secondly, you mentioned pricing pressure and high speed IP is that in data centers, is it one specific carrier that’s doing that or is that just across the board? And then third, we’ve had a number of tech companies, like Cisco, Juniper, F5, Linear Technologies, Riverbed, all have some what disappointing results but you guys are talking about a very robust environment, you posted robust numbers in terms of good sequential growth, is there a disconnect here or are those guys losing share what is it that you think you are seeing that maybe some equipment companies necessarily aren’t?

<A — James Crowe>: Sunit, while you are thinking about that first, I have a couple of comments. With respect to equipment and companies, obviously, you’ve covered a lot of ground when you take somebody as large as Cisco, with all of their various services, Juniper, etcetera, etcetera. There is a broad range of markets and a broad range of results. What we would say is what we’ve said for a period of time, Jeff said it, I have said it, Sunit said it 20 years ago, when you bought equipment for a communications network you bought industrial grade DC, Telco, central office grade equipment. Might have a 386 processor in it and in a central office switch would cost $10 million. We watched that whole market change, and be disrupted by consumer grade equipment servers running general purpose operating system Linux with software loads that mimic a central office switch. From our perspective that same process continues when we build CDN clusters, for instance, we, like others, buy low cost storage and disk drives. Lots of them and we write software to make sure we have the level of reliability.

We are watching now in transport the same thing happen and routing. Wherein transport, we are seeing Ethernet-based services. In routing, we are seeing more and more Ethernet with overlay software where we’ve written our own to provide switching and reliability. That’s a huge shift some win, some lose, some get out ahead of this shift to consumer grade equipment with smart software on top, some will struggle. But it’s one of the reasons, to your second point, why we don’t think IP and CDN pricing is bad. It’s just dropping more rapidly than transport. In fact, Jeff said last quarter, and I think we would repeat, we’ve seen an improvement in CDN pricing, versus unit growth. A year ago, we said CDN — not CDN — IP pricing was unhealthy. Today we say it’s very healthy, and the same as CDN. And the part of the reason is we use a different set of technologies, we are watching our underlying cost drop and folks like — and we’re watching more and more uptake — more and more video, because as price drop, demand goes up even faster. Sunit, do you want to...

<A — Sunit Patel>: Yeah. The 650 million senior secured — that was launched this morning, was at a price of LIBOR plus 425. It will be a LIBOR flow 125 to 150 range. We’ll see how that gets finalized. So, we’re looking at roughly a cost of 5.5 to 5.75% for that financing.

<A>: Next question?

Operator:  Bank of America Merrill Lynch’s Michael Funk has our next question.

<Q — Michael Funk>: Great. Thank you for taking the question. I have a few for you this morning. We have heard from some of the incumbent carriers this quarter. They have talked about negative business formation creeping back up. And that pressuring, you know, some of their revenue stream. I wonder if you can just compare and contrast, what you are seeing in the market with regard to the demand from the business customers, with what you were seeing a couple of years ago in 2008?

<A>: I’ll repeat what Jeff said in his remarks or I assuming answer to a previous question. If you have 90% of the market, macro growth or shrinkage, whether business formation increases or we see a reduction in the absolute number of businesses, as you are directly affected.

The incumbents are directly affected by those macro wins when you have 2% or 3% of the market, and you are taking share, that’s far less important, far less important. And we are in that latter category.

In fact, who knows about the future? But in the past, and again we’ve said this a number of times, when times get a little tougher, sometimes the propensity to switch on the part of enterprises goes up. When times get tougher, people sharpen their pen or pencil, and say now it’s a time to look at all our expenses, let’s see if we can do better, let’s see if we can shift for instance from traditional voice to avoid base solution. Let’s see if we can have an integrated access product where all our voice, data and videos over the same set of services.

That’s when often the propensity to switch goes up. So if anything, we tend to think when you have 2% or 3% market share when the economy maybe is a little rockier, we see opportunity.

<A>: Yeah. And to be clear, we are not seeing anything close to what we saw late in ‘08 whether the economy completely fell off. And we saw a big, sharp change. So, we are not seeing anything like that. I think to Jim’s point in this kind of environment, where people are looking to save costs and underlying demand for our services in terms of bit consumption both at the enterprises, our home is growing. I think we are favorably leveraged.

<A>: Let me just add if you talk to our enterprise customers, and you ask them what they want from their providers, they want a local sales team, dedicated sales team with the no name. They don’t want to call into a call center. They want a customer care team that works with them daily and weekly and regularly, that they know the name and can rely on and trust, where they have a faith into the company, not just be one of millions of millions names of customers. And they want solutions.

They want us coming in with solutions to solve the problems in their network. They want us to be flexible and responsive. Those are the things we win on. We have such a low market share. The business formation is less of an issue for us. And if we deliver on those things, that’s why we’ll grow.

<Q — Michael Funk>: And in a recent filing, I think, you noted that about 4% of your and Global’s customers are at dual [indiscernible] with the two companies. I mean, is that where you see most of the revenue risk post-merger? And then what’s the corresponding revenue number to that 4% of customers?

<A — James Crowe>: I — Jeff or Sunit, are you familiar with that statistic?

<A>: I believe I know, but I’m a little bit speculating. So...

<A — James Crowe>: Yeah. I think we need to get back to you on that one, because 4% of all customers sounds to me high. I mean, 4% of a certain class of customer sounds more correct. But, Michael, I think, what you’re hearing is we need to check that number.

I’ll repeat, though, what Sunit or what Jeff said earlier. In our merger model, we think, we were pretty conservative about the revenues that we would lose with respect to customers who may want diversity.

It’s built into all of the numbers that we provided at the time of the announcement. It’s built into our level of confidence about synergies. And we believe pretty strongly, for all the reasons we’ve talked about at length, there is more upside than there is downside to the combination far more.

<Q — Michael Funk>: Okay. And by the way, it came from our filing with the FCC from [indiscernible], right?

<A — James Crowe>: Yeah.

<Q — Michael Funk>: 2 to 4% was the number.

<A — James Crowe>: I think that may be DIA or a specific class of customer. In fact, I’m almost certain of it. How many total customers we got today?

<A — Sunit Patel>: We each have about 15,000.

<A — James Crowe>: So I don’t think it’s 4% of total customer count. I think it’s 4% of a particular class of customers, who are affected. But I’ll label that as...

<A — Sunit Patel>: We’ll come back to you.

<A — James Crowe>: ... preliminary. We will come back to you.

<Q — Michael Funk>: Okay. Now, that’s very helpful. So one quick one here then. Could you kind of walk through the regulatory process and what you’ve gotten for approvals and where you still are? I didn’t hear you mention CFTS [ph]. Where are we in that process?

<A — James Crowe>: That’s not a public process. We’d simply say it’s proceeding as expected and that we still continue to expect to close before the end of the year.

<Q — Michael Funk>: Okay. Thank you for the questions.

Operator:  We’ll take a question now from Donna Jaegers with D.A. Davidson.

<Q — Donna Jaegers>: Hi. Just two quick ones, if you would. Jim or Jeff, on CDN pricing, the talk in the market has been that pricing has been down 20, 25%. Are you seeing anything more aggressive recently?

<A — Jeff Storey>: No. Our CDN pricing is consistent, kind of, quarter-over-quarter. And we see declines in CDN pricing. But to Jim’s point earlier, we see volume growth that works for the client in pricing. And so, on the balance, it’s going roughly as we expect.

<A — James Crowe>: Yeah. I think the number you just mentioned, on an analyzed basis, is in the right ballpark. And I’d add, for high-speed IP, it isn’t a lot different either. We said last year that at one point it got up into the 35-plus percent for high-speed IP, and we didn’t think that was too healthy. It’s much better today. With respect to CDN, the unit growth rates are staggering.

<A — Sunit Patel>: Yeah. I mean, both — I mean, our high-speed IP and CDN revenues are growing.

<Q — Donna Jaegers>: Yeah. And then on tiering, I think, people are concerned about — obviously, you guys ended up paying Comcast sort of a last mile toll just to put some language around it to terminate the CDN revenue, are you seeing any change in the level of that last mile charge besides just being linked to volume?

<A — James Crowe>: Let me make sure I understand your question. Are you saying have we — are we seeing a change with respect to Comcast or in general across the industry.

<Q — Donna Jaegers>: Both I guess is Comcast trying to charge higher rates and then the other last mile ISPs also joining in to charge sort of last mile tolling rates?

<A — James Crowe>: Well, I point you to the press release we made with respect to COX. I think it stands on its own and have nothing other to add other than read the quotes and it will give you some insight I think. COX said they are happy and we said we’re happy and consistent with our principles. With respect to Comcast the dispute is not over. We feel just as strongly as we always have. And as I said earlier, in this call, if you have — the threshold question is, do you have a dominant position. If you read the FCC’s open internet order, in some several markets, the cable provider has over a 70% market share of the home broadband market capable of supporting video over 70. Last time I talked to anyone, that’s a clear definition of those in the antitrust business. That’s a clear definition of dominant. It isn’t finished, it’s a huge battle, as you know, Donna, it’s not going to be settled in a day or a week. But we have said all along, customers are going to get what they want. With respect to Level 3, it’s not material. We’ll adjust. If for whatever reason, that those charges remain in place, we’ll adjust. We are able to adjust better than most, because we have a complete network, our own data centers, our own server clusters, and our own CDN.

<A — Sunit Patel>: Yeah, I mean financially, as we have said in the past, these charges are very small, obviously, you can see it really had no impact on our margins or anything like that. They are insignificant in this game.

<A — James Crowe>: But overall, over the next 10 years, we clearly are in favor of something that supports growth and allowing customers to get what they want.

<Q — Donna Jaegers>: Understood. Great. And then one last question on obviously, you redeemed some of the — in the money converts a little early. If other owners of those converts would want early redemption, would you guys be open to that?

<A — Jeff Storey>: Well, it’s tough to really comment on that you know? These are pretty much reverse inquiries. That I executed under the SEC 3(a)(9) rules. So tough to comment on it but I think what we have said and what we continue to say is that we are focused on reducing our leverage until we get down to our target debt to EBITDA ratio.

<A — James Crowe>: So operator this will be the last question.

Operator:  And our final question today comes from David Sharret with Barclays Capital.

<Q — David Sharret>: Thanks. I was going to ask on the covenants may just one other with respect to the secured financing you’re launching there the 650 million, I think Sunit, previously you said you had the flexibility under your commitments there to flex that up from 650 just I know you are out with 650 today. I guess, depending on demand in the market, is that something that you are, you would consider increasing from 650 and if you can give us any update on how — how much capacity, how to increase that based on covenants above 650?

<A — Sunit Patel>: Well I mean you know, when we announced the transaction, we had lined up bridge commitments for 650 which is what we have launched this morning. So we just remained focused on getting that done. Tough to see market is pretty volatile so it’s tough for us to gauge what happens over the next few days. But we are focused on 650. And then, certainly over time, you know, we do have debt coming up that we can refinance. And we certainly have plenty of flexibility to refinance existing debt obligations. So where it makes sense and where we can save interest expense, we would look at that. But right now we are focused on getting 650 done.

James Q. Crowe, Chief Executive Officer and Director

Well, thanks to everyone for participating in the call. And operator, that’s the end of this conference call.

Operator:  And this concludes today’s Level 3 Communications Incorporated Second Quarter 2011 Earning Conference Call. Thank you for attending and have a good day.